FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        April 2006

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   April 06, 2006

MIRAMAR MINING CORPORATION Suite 300 – 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

April 6, 2006	NEWS RELEASE 06–04	MAE – TSX MNG – AMEX

Miramar Announces $29 million 2006 Program for Hope Bay Project
Aggressive Program in Progress to Define Next Phase of Development

VANCOUVER — Miramar Mining Corporation (MAE-TSX, MNG-AMEX) today announced plans for the 2006 exploration season at its 100% controlled Hope Bay project in Nunavut. The Company intends to spend just under $30 million on approximately 55,000 meters of drilling designed to collect sufficient information to define and initiate the next phase of development at Hope Bay. This is a significant increase over exploration expenditures in 2005.

“The 2006 field program has commenced on what will be another pivotal year for Miramar and our shareholders,” said Tony Walsh, Miramar’s President & CEO. “Exploration success and recent conceptual development work have identified opportunities that are larger and may have a greater return than those originally planned. By the end of 2006, our work should enable us to deliver a plan for the next phase of development for Hope Bay that will identify a plan for the size, the quality and the timeline for the next level of production.”

The objectives being pursued this year are:

a)

to complete a feasibility study that defines development of operations that could produce 250,000 – 300,000 ounces per year by incorporating material from Doris Central and the upper portions of Madrid and Boston (Phase Two); and

b)

to complete initial drilling and studies to determine if the northern most part of the Madrid system can support a larger scale open pit operation potentially producing 500,000 — 750,000 ounces per year, also incorporating high grade feed from the Doris and Boston deposits (Large Pit Scenario).

The 2006 program is based in part on a new exploration model for Hope Bay that focuses on the geological similarities including regional faults, alteration and mineralization with the Timmins and Larder Lake areas in Ontario; both greenstone belts with prolific gold production over the last century. The bulk of the program will be directed towards resource drilling in the Madrid area with lesser drilling at the Boston and Doris deposits. Miramar plans to incorporate these results into feasibility and other studies to be completed by year end which will enable the Company to determine the best path of development going forward.

Development Strategy

Miramar’s goal is to become an intermediate gold producer through the integrated development of the Hope Bay belt. In order to achieve this goal, while minimizing potential dilution to shareholders, Miramar developed a phased approach to maximizing gold production from the Hope Bay belt. This approach started with the proposed small scale, high grade Doris North Mine (Phase One). Further development plans include the Doris Central, upper Boston and western Madrid where we believe sufficient resources have been identified to support the Phase Two of development of a longer life operation, blending bulk tonnage Madrid production with higher grade feed from other deposits.

The 2006 program is primarily focussed on completing a feasibility study for this contemplated Phase Two development: however, over the past year, internal studies have indicated that there may be opportunities for a Large Pit Scenario at Madrid. Work in 2006 will also include examining the viability of this larger scale operation. This Large Pit Scenario could eliminate a phased approach to Hope Bay and catapult the project directly to large scale production after Doris North. By the end of 2006, based on the results of the feasibility and economic studies completed, the Company should be able to make a decision on the path forward that represents the best value for shareholders.

All contemplated production at the Hope Bay project is subject to successful completion of feasibility studies, the availability of financing and permitting and regulatory approval. While the Larder Lake and Timmins geological models are being used to guide exploration programs at Hope Bay, this does not necessarily mean that there will be production established at Hope Bay that is similar to current or historical production at Larder Lake or Timmins.

2006 Program Goals seek to:

•	expand existing resources at all three deposits to improve project economics
•	infill at Madrid to upgrade resources and allow for completion of Feasibility Study
•	aggressively explore to extend Madrid to the North and South and fulfill required assessment work
•	complete limited geotechnical drilling to evaluate Large Pit Scenario at Madrid
•	complete initial drilling and economic studies to determine the potential size of the Large Pit Scenario

2006 Madrid Program

The bulk of the drilling (35,000m) will be focused in the Madrid area to expand and infill current resource limits. This drilling will also determine if resource shells at Naartok can be linked with mineralization at Rand and Suluk to define one continuous mineralizing system.

Naartok Expansion and Infill

15,000m of drilling has been planned to determine whether the mineralization at Naartok East extends to the north and to a lesser extent at Depth. This drilling will continue to test the depth and strike extensions of the Naartok east and west zones. Drilling will consist of 100m stepout holes followed by 50m infill holes depending on success. Further infill drilling at Naartok East and West is planned to better facilitate inclusion of a more reliable resource to support development studies. Approximately 10,000m of infill drilling is planned.

Suluk/South of Suluk

Approximately 5,000m has been allocated to complete infill and expansion resource drilling at Suluk with a goal of extending the system north to link with Bend and as far south as possible. The Suluk deposit is locally drilled with wide spaced pierce points, particularly below 150m and at the northern and southern limits.

Rand/Bend Area

Both Rand and Bend have less drilling relative to Suluk and Naartok. Much improved geological understanding of the volcanic stratigraphy will guide the drilling. Approximately 5,000m have been planned for infill and expansion drilling at Rand/Bend with the objective of establishing the continuity through the Naartok to Suluk zones. This continuity could potentially facilitate a Large Pit Scenario and would have a major impact on the development potential of Madrid.

Madrid Trend

Objectives on the Madrid trend for 2006 involve targeting and drilling extensions of the Madrid trend utilizing conceptual targeting based on the similarities of the Madrid system with mineralization in the Porcupine Camp at Timmins and the Kirkland – Larder Lake Camp in Ontario. Geological studies comparing Hope Bay to these camps as well as limited detail mapping and geophysics, will be followed up with 4,000m of drilling. The Madrid trend as interpreted at this time extends from the Kink area (west of Doris) extending south to the South Nexus area, a distance of 21km.

At Madrid, selected geotechnical drilling totalling approximately 9,000m will be undertaken to complete waste characterization studies, potential pit wall slope stability and site condemnation as well as test to characterize lakebed material and depths to bedrock at Patch Lake in support of a coffer dam at a conceptual Madrid Large Pit Scenario.

2006 Doris Program

Drilling at Doris Central in 2005 outlined a shallower rake to the mineralization than previously interpreted and selected portions of the Doris Connector system (which runs between Doris North and Doris Central) will be drilled to evaluate this interpretation. A program totalling 3,000m is in progress.

2006 Boston Program

Geological and resource studies completed in 2005 identified potential to expand resources along the B4 zone at Boston. A 3,300m drill program will test for additional mineralization in the B4 zone. The presence of a significant volume of mineralization could enhance current development studies and might allow for the potential open pit at the top portion of the Boston deposit.

Drilling results on the above programs will be released in context with objectives and as available. It is expected the first results should be available towards the end of April 2006.

Doris North Permitting Progress

In March 2006, Miramar announced that the Nunavut Impact Review Board (the “NIRB”) had issued its final hearing report recommending to the Minister of Indian and Northern Affairs Canada that the Doris North Project should proceed. The NIRB report completes the environmental impact assessment conducted by the NIRB under Part 5 of Article 12 of the Nunavut Land Claims Agreement. The NIRB report requires acceptance by the Minister before the NIRB can issue a project certificate.

If the NIRB report is accepted by the Minister, after a project certificate is issued by the NIRB, Miramar will work with the various agencies and stakeholders to obtain the individual permits and licenses required to put the Doris North project into production.

In order to construct, operate and close the Doris North Project, Miramar will require permits, authorizations and agreements under regulatory processes from various authorities and organizations, including a water license from the Nunavut Water Board, an Inuit Impact and Benefits Agreement with the Kitikmeot Inuit Association (an agreement in principle is in place), an authorization from the Department of Fisheries and Oceans, an amendment to Schedule 2 of the Metal Mining Effluent Regulations, and various other leases and authorizations.

The proposed Doris North Mine offered robust economics in the 2003 feasibility study and at the current gold and commodity prices has potential to generate over $100m free net cash over the two years of contemplated production starting in 2008.

Quality Assurance

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Vice President, Exploration for Miramar Mining Corporation and the Qualified Person for the Company in accordance with NI 43-101.

Miramar Mining Corporation

Miramar is a Canadian gold mining company that controls Hope Bay which contains one of the largest, best-grade undeveloped gold deposits in Canada. The Hope Bay project extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada.

The decision to proceed with mining at Doris North is subject to the availability of permits and financing and a variety of other contingencies. Any plans for extending and expanding the life of the Doris North operation would be subject to the successful completion of additional drilling, economic studies and permitting procedures.

For more information on Miramar Mining Corporation and its projects, visit our website at www.miramarmining.com.

Forward Looking Statements

Statements relating to exploration work and feasibility and economic studies at the Hope Bay project and the expected results of this work and alternative development and mining plans and estimates are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “seeks,” “intends,” “estimates,” “projects,” “satisfies,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “might,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: the risks and uncertainties described elsewhere in this press release; risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and that the actual results of work will not identify mineral deposits that permit satisfaction of Miramar’s objectives or goals or realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits or government approvals may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2005 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their SEC filings to disclose only those mineral deposits that qualify as proven or probable “reserves” because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced. Accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The term “resource(s)" does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that “resources” will be converted into “reserves” in the future.

This disclosure uses the term “inferred resources”. While this term is recognized by Canadian regulations concerning disclosures by mining companies, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a high category. Under Canadian rules, estimates of “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that part or all of an “inferred resource” exist or are economically or legally feasible.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel:  (604) 985-2572    Fax:  (604) 980-0731
Toll Free:  1-800-663-8780
Email:  info@miramarmining.com

Miramar
Hope Bay Ltd.
Madrid Trend
Resource area
Showing
Trend of favorable rock units and structure
Deformation Zone
Kink
Doris North
Doris Connector
Doris Central
North Patch
Naartok
Suluk
South of Suluk
Marianas
Deformation Zone
North Nexus
South Nexus
Gas Cach
0 1 2 3 km